Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated June 1, 2011 with respect to the consolidated financial statements of Silvercorp Metals Inc. (the “Company”), and the effectiveness of internal control over financial reporting of the Company incorporated by reference in its Annual Report on Form 40-F for the year ended March 31, 2011, filed with the U.S. Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162546) pertaining to the Stock Option Plan (2002), as amended, of the Company of our reports dated June 1, 2011 with respect to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company incorporated by reference in its Annual Report on Form 40-F for the year ended March 31, 2011.

Ernst & Young LLP
Chartered Accountants
Vancouver, Canada,
June 3, 2011